NO ACT

P.E.
01/06/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



February 5, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 2-5-15

Harry R. Beaudry
Mayer Brown LLP
hbeaudry@mayerbrown.com

Re: Noble Energy, Inc.
Incoming letter dated January 6, 2015

Dear Mr. Beaudry:

This is in response to your letter dated January 6, 2015 concerning the shareholder proposal submitted to Noble Energy by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Noble Energy's intention to exclude the proposal from Noble Energy's proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Yum may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

MAYER • BROWN

Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, Texas 77002-2730

Main Tel +1 713 238 3000
Main Fax +1 713 238 4888
www.mayerbrown.com

Harry R. Beaudry
Direct Tel +1 713 238 2635
Direct Fax +1 713 238 4615
hbeaudry@mayerbrown.com

January 6, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Noble Energy, Inc.
Shareholder Proposal of the Comptroller of the City of New York on Behalf of Certain New York City Public Retirement Systems
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Noble Energy, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company intends to omit a shareholder proposal and statements in support thereof (the "Shareholder Proposal") that it received from the Comptroller of the City of New York as Custodian and Trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund, and as Custodian of the New York City Board of Education Retirement System (collectively, the "Proponent") from inclusion in the proxy materials to be distributed by the Company in connection with its 2015 annual meeting of shareholders (collectively, the "2015 Proxy Materials"). A copy of the Shareholder Proposal is attached hereto as Exhibit A.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9), on the basis that the Shareholder Proposal would directly conflict with a proposal to be submitted by the Company at the same meeting.

The Company has received an identical shareholder proposal and supporting statement from the Illinois State Investment Board. Today we are submitting a separate letter to the Staff regarding the Company's intention to exclude the identical proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

In accordance with Rule 14a-8(j), we have filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Shareholder Proposal, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Shareholder Proposal

The Shareholder Proposal seeks a non-binding shareholder resolution to request that the Company's Board of Directors (the "Board") adopt, and present to the Company's shareholders for approval, amendments to the Company's bylaws to implement proxy access for director nominations. Under the Shareholder Proposal, any shareholder or group of shareholders that collectively hold at least 3% of the Company's shares continuously for three years would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees with the Board's nominees in the Company's proxy statement. Under the Shareholder Proposal, shareholders would be permitted to nominate up to 25% of the Company's Board. Specifically, the Shareholder Proposal states:

> RESOLVED: Shareholders of Noble Energy, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.
>
> The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:
>
> a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
>
> b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and

Exchange Commission rules about (i) the nominee, including consent to be named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given multiple nominations exceeding the one-quarter limit.

Basis for Exclusion

The Company believes that the Shareholder Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with a proposal to be submitted by the Company in its 2015 Proxy Materials.

The Company's Proposal

The Board has determined to submit a proposal to shareholders at the 2015 Annual Meeting with respect to proxy access for director nominations (the "Company Proposal"). Specifically, the Board intends to seek shareholder approval of amendments to the Company's Amended and Restated Bylaws (the "Bylaws") to permit any shareholder or group of funds under common management (but not a group of shareholders) owning 5% or more of the Company's common stock continuously for five years to nominate candidates for election to the Board and require the Company to list such nominees with the Board's nominees in the Company's proxy statement. Under the Company Proposal, such a shareholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats. The specific text of the proposed Bylaw amendments implementing the Company Proposal will be included in the 2015 Proxy Materials.

Analysis: The Shareholder Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company in the 2015 Proxy Materials.

The Company may exclude the Shareholder Proposal under Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials. A shareholder proposal may be excluded under Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that for purposes of Rule 14a-8(i)(9), the shareholder proposal and the company proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018, at note 27 (May 21, 1998). Accordingly, a company may exclude a shareholder-sponsored proposal where it seeks to address a similar right or matter as is covered by a company-sponsored proposal even if the terms of the two proposals are different or conflicting (e.g., the ownership percentage threshold of the shareholder-sponsored proposal is different from the ownership percentage threshold included in the company-sponsored proposal).

The Company Proposal seeks to address the same right as the Shareholder Proposal (the right of the Company's shareholders to nominate candidates for election to the Board and to include such nominees in the Company's proxy statement). The Company Proposal provides that a single shareholder or group of funds under common management (rather than a group of shareholders, as proposed in the Shareholder Proposal) owning 5% or more of the Company's shares continuously for five years (rather than 3% of the Company's shares for three years, as proposed by the Proponent) could nominate a candidate for election to the Board and include such nominee in the Company's proxy materials. Further, the Company Proposal provides that a shareholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of Board seats (rather than up to 25% of the Board, as proposed by the Proponent). Because (i) the number of shareholders able to nominate a candidate, (ii) the required share ownership percentage, (iii) the required share holding period, and (iv) the number of directors that can be nominated cannot be set at different levels, the Shareholder Proposal conflicts with the Company Proposal. Submitting the Shareholder Proposal and the Company Proposal at the Company's 2015 annual meeting of shareholders would present alternative and conflicting decisions for the Company's shareholders that would likely result in inconsistent and ambiguous results.

The Staff has recently granted no-action relief under Rule 14a-8(i)(9) with respect a shareholder-sponsored proxy access proposal that conflicted with a company-sponsored proxy access proposal. *See Whole Foods Market, Inc.* (December 1, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for one or more holders of 3% of the company's outstanding common stock for three years to make board nominations for up to 20% of the company's board seats or not less than two directors in the company's proxy materials when a company-sponsored proposal would permit a single shareholder owning 9% of the company's common stock for five years to make board nominations for the greater of one director or 10% of the company's board seats in the company's proxy materials).

The Company believes that the nature of the matters in conflict between the Shareholder Proposal and the Company Proposal are identical to the matters in conflict in *Whole Foods* where no-action relief was afforded the company seeking such relief.

The Company believes that the inclusion of both the Shareholder Proposal and the Company Proposal in its 2015 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will not recommend any enforcement action if the Company excludes the Shareholder Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (713) 238-2635.

Very truly yours,

Mayer Brown LLP



Harry R. Beaudry

Enclosure

cc: Michael Garland (via e-mail)
Arnold J. Johnson (Noble Energy, Inc.)

EXHIBIT A

Shareholder Proposal

See attached.



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

October 27, 2014

Mr. Arnold J. Johnson
Senior Vice President, General Counsel
and Secretary
Noble Energy, Inc.
1001 Noble Energy Way
Houston, TX 77070

Dear Mr. Johnson:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Noble Energy, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosure

RESOLVED: Shareholders of Noble Energy, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



BNY MELLON

BNY Mellon Asset Servicing

October 27, 2014

To Whom It May Concern

Re: Noble Energy, Inc. **Cusip #: 655044105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 27, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 265,215 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

October 27, 2014

To Whom It May Concern

Re: Noble Energy, Inc. **Cusip #: 655044105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 27, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 344,111 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

BNY Mellon Asset Servicing

October 27, 2014

To Whom It May Concern

Re: Noble Energy, Inc. **Cusip #: 655044105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 27, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 70,811 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

October 27, 2014

To Whom It May Concern

Re: Noble Energy, Inc. **Cusip #: 655044105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 27,2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 19,356 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON

BNY Mellon Asset Servicing

October 27, 2014

To Whom It May Concern

Re: Noble Energy, Inc. **Cusip #: 655044105**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 27, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 24,786 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

 STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 27, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: NOBLE ENERGY INC

Cusip: 655044105

Shares: 212,036

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 27, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: NOBLE ENERGY INC

Cusip: 655044105

Shares: 294,772

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 27, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: NOBLE ENERGY INC

Cusip: 655044105

Shares: 66,396

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 27, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: NOBLE ENERGY INC

Cusip: 655044105

Shares: 16,056

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 27, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: NOBLE ENERGY INC

Cusip: 655044105

Shares: 2,876

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President